June 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Andi Carpenter, Esq.

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Minim, Inc. (CIK No. 0001467761)
Registration Statement on Form S-1 (File No. 333-256958)

Dear Ms. Carpenter:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Minim, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:30 a.m., Eastern Time, on June 17, 2021, or as soon thereafter as is practicable.

We wish to advise you that there is no underwriter presently engaged for the offer and sale of securities contemplated by the above-referenced Registration Statement.

This letter constitutes the Company’s confirmation of its awareness of its obligations under the Act.

Very truly yours,

Minim, Inc.

By:	/s/ Sean Doherty
Name:	Sean Doherty
Title:	Chief Financial Officer

Cc:	Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
Pierce H. Han, Esq.
Nixon Peabody LLP